EXHIBIT 21.1

LIST OF SUBSIDIARIES OF
INTERNATIONAL STAR, INC.

Name of Subsidiary	Jurisdiction of Incorporation	Names Under Which the Subsidiary Conducts Business
Qwik Track, Inc. (1)	Nevada	--
Star-Resolve Detrital Wash, LLC (1)	Nevada	--
_____________________
(1)
Neither Qwik Track, Inc. nor Star-Resolve Detrital Wash, LLC is currently or has been within the past three years an active business entity.  When these respective entities were active, we owned a 100% interest in Qwik Track, Inc. and a 50% membership interest in Star-Resolve Detrital Wash, LLC.  We do not have any present plans to reactivate, or to seek reactivation of, either of these subsidiaries and consider them to be permanently discontinued.